August 13, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account I ("Registrant") File Nos. 333-228801 and 811-08664

Commissioners:

This filing is Amendment No. 749 under the Investment Company Act of 1940 and Post-Effective Amendment No. 5 under the Securities Act of 1933, and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The revisions in this supplement filing are intended to accommodate the use of Rate Sheet Prospectus Supplements to disclose current rates for certain optional add-on benefits. The supplement contained in the Amendment includes the following changes:

•
All references to specific Bonus percentages have been removed from the LifeGuard Freedom Net (Single) and (Joint) and LifeGuard Freedom Flex (Single) and (Joint) Guaranteed Minimum Withdrawal Benefits (“GMWBs”);

◦	The references to specific Bonus percentages are replaced with generic language such as “a percentage,” “Bonus I,” “Bonus II,” and “Bonus III;”

•
All references to specific Guaranteed Withdrawal Balance (“GWB”) adjustment percentages have been removed from the LifeGuard Freedom Net (Single) and (Joint) and LifeGuard Freedom Flex (Single) and (Joint) GMWBs;

◦	The references to specific GWB adjustment percentages are replaced with generic references to “a percentage” or “the GWB adjustment percentage;”

•	All Guaranteed Annual Withdrawal Amount (“GAWA”) percentage tables have been removed from the LifeGuard Freedom Net (Single) and (Joint) and LifeGuard Freedom Flex (Single) and (Joint) GMWBs;

◦	Descriptive language has been added to explain that different Income Stream Levels are available, and that GAWA percentages will vary based on Income Stream Level selection;

•
Disclosure has been added throughout the prospectus indicating that current Bonus percentages, GWB adjustment percentages, and GAWA percentages for the LifeGuard Freedom Net (Single) and (Joint) and LifeGuard Freedom Flex (Single) and (Joint) GMWBs can be found in a Rate Sheet Prospectus Supplement.

•
Appendices have been added to the prospectus to identify historical rates for the LifeGuard Freedom Net (Single) and (Joint) and LifeGuard Freedom Flex (Single) and (Joint) GMWB Bonus percentages, GWB adjustment percentages, and GAWA percentages.

In addition, a proposed Rate Sheet Prospectus Supplement has been included in this amendment filing to facilitate review by the Staff.

Please note that several other currently registered annuity contracts will contain the above-described changes. Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the supplement to the Perspective II prospectus contained in this filing, as well as a marked copy of the full Perspective II prospectus.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Legal Product Development